IRONWOOD MULTI-STRATEGY FUND LLC
One Market Plaza, Steuart Tower, Suite 2500
San Francisco, California 94105

March 7, 2012

VIA EDGAR

Laura E. Hatch
Staff Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Application for Withdrawal of Post-Effective Amendment No. 1 to Form N-2
Registration No. 333-169126; 811-22464

Dear Ms. Hatch:

Ironwood Multi-Strategy Fund LLC, a Delaware limited liability company (the “Fund”), hereby withdraws its Post-Effective Amendment No. 1 to Form N-2 (File No. 333-169126; 811-22464), originally filed with the Securities and Exchange Commission (the “Commission”) on March 5, 2012 (the “Post-Effective Amendment”).

The withdrawn Post-Effective Amendment will be re-filed promptly with the Commission with no changes to the filing itself other than the date thereof.  The Fund is withdrawing the Post-Effective Amendment because of an error in the EDGAR submission coding that will be corrected when re-filed.
If you have any questions regarding the foregoing application for withdrawal, please contact the undersigned at (415) 777-2400.

Very truly yours,

IRONWOOD MULTI-STRATEGY FUND LLC

By:	/s/ Laurie Chatoff
Name:	Laurie Chatoff
Title:	Treasurer